EXHIBIT (A)(5)(F)

TELESP CELULAR PARTICIPAÇÕES S.A. LAUNCHES VOLUNTARY CASH TENDER OFFER FOR PREFERRED SHARES OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

PRESS RELEASE

São Paulo — Brazil, September 1, 2004 – Telesp Celular Participações S.A. – “TCP” or “Company” (NYSE: TCP; and BOVESPA: TSPP3 (common shares), TSPP4 (preferred shares)), and Tele Centro Oeste Celular Participações S.A. – “TCO”

(NYSE: TRO; and BOVESPA: TCOC3 (common shares), TCOC4 (preferred shares)), inform their respective shareholders that TCP, the controlling shareholder of TCO, has today commenced a Voluntary Public Tender Offer (“VTO”) for the acquisition of up to 84,252,534,000 preferred shares issued by TCO (“Maximum

Number of Shares”) in an auction to occur on the São Paulo Stock Exchange (the “BOVESPA”) . In no event will TCP purchase more than the Maximum Number of

Shares. In the event of excess of demand in the auction, a pro rata adjustment will be made among the shareholders participating in the VTO.

The VTO price is R$10.70 (ten Brazilian reais and seventy cents) per lot of thousand shares (“Price”), which represents a premium of 20% (twenty percent) over the weighted average closing price of the preferred shares of TCO over the 30 (thirty) trading days on the BOVESPA up to and including the date of the initial announcement of the VTO on August 24, 2004. Unless otherwise extended or terminated, the acquisition of any shares tendered in the VTO will occur on October 8, 2004. The Price will be paid upon delivery of the shares, in Brazilian reais, pursuant to the rules issued by the Companhia Brasileira de Liquidação e Custódia – CBLC (the Brazilian Settlement and Custody Company) and the terms that will be set forth in the public notice (Edital) for the VTO.

The other terms and conditions of the VTO have been published by means of an Edital in Brazil and a summary advertisement in the New York Times in the United states, in each case dated September 1, 2004. The Company has filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO dated September 1, 2004 which contains the complete terms of the offer.

The number of shares that TCP is offering to acquire was determined to allow TCP to increase its participation in the share capital of TCO without suppressing the liquidity of the remaining preferred shares for purposes of applicable regulations (specifically Instruction no. 361 of the Brazilian Comissão de Valores Mobiliários (“CVM”) of March 5, 2002).

In accordance with the terms and conditions of the Announcement to the Shareholders published in the newspaper Gazeta Mercantil on August 17, 2004 relating to the exercise of appraisal rights in the context of the mergers of shares of Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. by TCO, the shareholders of such companies which, by August 24, 2004, have exercised their appraisal rights will be entitled to the positive difference between the (i) reimbursement amount under the appraisal rights and (ii) the amount they would have been entitled to receive if they had participated fully in the VTO (taking into account pro rata adjustments).

Any shareholder who has exercised the appraisal rights, as provided in the paragraph above, will receive the payment to which it is entitled, as mentioned in the paragraph above, through

TELESP CELULAR PARTICIPAÇÕES S.A. ANNOUNCES VOLUNTARY CASH TENDER OFFER FOR PREFERRED SHARES OF TCO

BANCO ABN AMRO REAL S.A. according to the same procedure contemplated for the payment of the reimbursement amount under the appraisal rights.

This press release does not constitute an offer to purchase or a solicitation of an offer to sell securities of TCO. TCO shareholders are strongly advised to read carefully the Edital and other relevant documents related to the VTO that have been published by TCP or filed with the CVM or the SEC, including the tender offer statement on Schedule TO (and, in the case of the English-language documents filed with the SEC, shareholders may read the Portuguese translations, which will be filed with the CVM) because they contain important information.

All these documents have been published and filed in accordance with applicable Brazilian and U.S. regulations. TCO shareholders can access the U.S. documentation free of charge at the SEC website, www.sec.gov. In addition, TCO shareholders can access all these documents, free of charge from TCP or in the locations indicated by applicable Brazilian and U.S. laws and regulations.

TCP intends to fund the tender offer with debt, and, taking into account the outcome of the tender offer, among other factors, the Company will evaluate a potential capital increase if it considers a reduction of its level of indebtedness to be advisable.

Contact:	Ronald Aitken – Investor Relations
ronald.aitken@vivo.com.br
(5511) 5105-1172

Investor Relations
ri@vivo.com.br
(5511) 5105-1182

Information available on the website:
http://www.vivo.com.br/ri

This press release contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the Company’s management, are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets”, as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the Company. Accordingly, the actual results of Company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.